Exhibit 99.1

NLS Pharmaceutics Regains Compliance with Nasdaq Stockholders’ Equity Requirement

Zürich, Switzerland, January 25, 2023 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced that it received a notification letter from the Hearings Panel (the “Panel”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it has regained compliance with Nasdaq Listing Rule 5550(b)(1), which requires listed companies to maintain stockholders’ equity of at least $2,500,000. The Company has now successfully resolved both outstanding Nasdaq compliance issues.

As previously announced, on April 1, 2022, NLS was first notified by Nasdaq of its failure to comply with Nasdaq Listing Rule 5550(b)(1). As reported on November 14, 2022, following an appeal by NLS, the Panel granted the Company’s request to continue its listing on Nasdaq and further requested that the Company demonstrate compliance with Listing Rule 5550(b)(1) no later than February 28, 2023.

On January 24, 2023, the Panel confirmed the Company’s compliance with the previously communicated conditions and determined that the Company regained compliance with Listing Rule 5550(b)(1). Accordingly, the Panel has determined to continue the listing of the Company’s securities on Nasdaq and considers this matter closed.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. (Nasdaq: NLSP) is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system, or CNS, disorders, who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates.  For more information, please visit www.nlspharma.com.

For additional information:

Marianne Lambertson (investors & media)

NLS Pharmaceutics Ltd.

+1 239.682.8500

ml@nls-pharma.com

www.nlspharmaceutics.com

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